Mail Stop 4561

December 11, 2008

By U.S. Mail and Facsimile to (330) 490-4555

Kevin J. Krakora, Chief Financial Officer
Diebold, Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720-8077

      Re: Diebold, Incorporated
           Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
           Filed September 30, 2008
           File No. 001-04879

Dear Mr. Krakora:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Barbara C. Jacobs
Assistant Director